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August 3, 2018

BY EDGAR AND COURIER

Ms. Sonia Gupta Barros
Mr. Joshua Lobert
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Education Realty Trust, Inc. Form PREM 14A Filed July 25, 2018 File No. 001-32417

Dear Ms. Barros and Mr. Lobert:

This letter is submitted on behalf of our client, Education Realty Trust, Inc. (the “Company”), in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 2, 2018 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Form PREM 14A, filed on July 25, 2018 (the “Proxy Statement”).

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold and italics herein with a response immediately following the comment.

General

1.
Please revise your disclosure to confirm whether the waiver of jury trial provision in your Agreement and Plan of Merger filed as Exhibit A applies to claims made under the federal securities laws. Please also confirm that Maryland law permits such a provision, or alternatively address any questions as to enforceability.

Response to Comment No. 1

 The Company respectfully advises the Staff that the Agreement and Plan of Merger (the “Merger Agreement”) is an agreement solely among the parties thereto, and the Company’s stockholders are not parties to the Merger Agreement nor do they have any rights under the Merger Agreement (except to the extent they are entitled to receive consideration upon the closing of the transactions contemplated by the Merger Agreement). The waiver of jury trial provision only applies to claims arising among the parties to the Merger Agreement with respect to the matters addressed by the Merger Agreement. The provision therefore does not affect the Company’s stockholders’ rights under the federal securities laws.

For the reasons detailed above, the Company respectfully does not view the provision as a material provision of the Merger Agreement that requires disclosure in the Proxy Statement.

* * * *

Ms. Sonia Gupta Barros
Mr. Joshua Lobert
Division of Corporation Finance
August 3, 2018

The Company respectfully believes that the information contained herein is responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon Morrison & Foerster LLP

cc:	Randall L. Churchey Education Realty Trust, Inc.
Edwin B. Brewer, Jr. Education Realty Trust, Inc. David P. Slotkin Morrison & Foerster LLP Lauren C. Bellerjeau Morrison & Foerster LLP